Exhibit 99.1

Lentuo International Announces Appointment of Chief Financial Officer

BEIJING — August 15, 2011 — Lentuo International Inc. (NYSE: LAS) (“Lentuo” or the “Company”), the largest non-state-owned automobile retailer in Beijing as measured by new vehicle sales revenue in 2009, today announced that it has appointed Jianping Chen as its Chief Financial Officer, effective August 15, 2011. In her role, Ms. Chen will oversee the Company’s finance and reporting functions.

Ms. Chen has more than ten years of experience in financial reporting, forecasting and budgeting. Before joining Lentuo, she served as Chief Financial Officer of Dongsheng Pharmaceutical International Corp. from May 2010 to July 2011. Prior to that, Ms. Chen served as international finance manager and treasury manager at Prudential Financial from 2002 to 2010, where she oversaw U.S. GAAP reporting for Prudential’s subsidiaries in Asia and served as a liaison between the finance executives of Prudential’s Asian subsidiaries and its U.S. headquarters. From 1996 to 1999, Ms. Chen worked as business development manager or specialist at various enterprises in Shanghai, including Shanghai Hongqiao Economic and Technological Development Zone United Development Co., Ltd. and the Shanghai branch of Sumitomo Mitsui Banking Corp. In these roles, she was primarily responsible for coordinating international joint ventures between Shanghai-based businesses and global investors as well as securing direct foreign investment.

Ms. Chen is a Certified Public Accountant in the U.S. She received an MBA degree from the Wharton School of the University of Pennsylvania in 2008, a master’s degree in Accounting from Iowa State University in 2001 and a bachelor’s degree in International Business from Huazhong University of Science and Technology in 1996.

“We are very pleased to welcome Ms. Chen to our management team,” stated Mr. Hetong Guo, Founder and Chairman of Lentuo. “Her extensive financial reporting experience and thorough knowledge of U.S. accounting principles will ensure we have strong internal controls over our financial reporting processes. Additionally, her forecasting and budgeting expertise will be invaluable as we execute our business expansion plan.”

Jianping Chen stated, “Lentuo has a successful business model, recognized brand name, and solid growth strategy. I am delighted to join Lentuo’s senior management team at this exciting stage in the Company’s development.”

About Lentuo International Inc.

Lentuo is the largest non-state-owned automobile retailer in Beijing, China as measured by new vehicle sales revenue in 2009, according to the China Automobile Dealers Association. Lentuo operates eight franchise dealerships, ten automobile showrooms, one automobile repair shop and one car leasing company in China. Three of Lentuo’s eight dealerships are among the leading dealerships in China for their respective brands, as measured by the volume of new vehicle sales by individual dealership.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Jiangyu Luo

Lentuo International Inc.
Investor Relations Department
Email: luojiangyu@lentuo.net

Web: http://www.lentuo.net

Dave Gentry, U.S.

RedChip Companies, Inc.

Tel: +1-800-733-2447, Ext. 104

Email: info@redchip.com

Web: http://www.redchip.com

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Source: Lentuo International Inc.